                                                                     EXHIBIT 3.2

                           CERTIFICATE OF AMENDMENT
                            OF AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION
                          OF CYPRESS BIOSCIENCE, INC.

     Cypress Bioscience, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

     FIRST:  The name of the Corporation is Cypress Bioscience, Inc.

     SECOND: The date on which the Corporation's Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State is April 18, 1996.

     THIRD: The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions to amend the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

     "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 75,000,000, 60,000,000 of which shall be shares of one class of Common Stock, par value $.02 per share, and 15,000,000 of which shall be shares of Preferred Stock, $.02 par value per share ("Preferred Stock"). Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each eight (8) shares of the Corporation's Common Stock, par value $.02 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.02 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock entitled to receive cash for such holder's fractional share based upon the closing sales price of the Corporation's Common Stock as reported on The Nasdaq SmallCap Market as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware."

     FOURTH: This Certificate of Amendment of Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law. The total number of outstanding shares entitled to vote or consent to this Amendment was 48,844,997 shares of Common Stock. A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Amended and Restated Certificate of Incorporation. The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

     IN WITNESS WHEREOF, Cypress Bioscience, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of March 8, 2001.

                                       CYPRESS BIOSCIENCE, INC.

                                       /s/ Jay D. Kranzler, M.D., Ph.D
                                       -------------------------------
                                       Jay D. Kranzler, M.D., Ph.D.
                                       Chief Executive Officer